Exhibit 99.1
Consolidated Financial
Statements

	Three months ended June 30			Six months ended June 30
CONSOLIDATED EARNINGS	2006	2006	2005	2006	2006	2005
(In millions of Canadian dollars, unless otherwise noted)		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Sales	1,039	1,159	1,267	2,108	2,350	2,503
Operating expenses
Cost of sales	879	980	1,068	1,824	2,034	2,115
Selling, general and administrative	50	56	60	104	116	117
Amortization	70	78	92	142	158	180
Closure and restructuring costs (NOTE 3)	17	19	10	20	22	16

	1,016	1,133	1,230	2,090	2,330	2,428

Operating profit from continuing operations	23	26	37	18	20	75
Financing expenses	37	41	39	72	80	73
Amortization of deferred gain	(2)	(2)	(1)	(3)	(3)	(2)

Earnings (loss) from continuing operations before income taxes	(12)	(13)	(1)	(51)	(57)	4
Income tax recovery	(9)	(10)	(7)	(29)	(32)	(15)

Earnings (loss) from continuing operations	(3)	(3)	6	(22)	(25)	19
Loss from discontinued operations (NOTE 4)	(5)	(6)	(4)	(7)	(8)	(7)

Net earnings (loss)	(8)	(9)	2	(29)	(33)	12

Per common share (in dollars) (NOTE 5)
Earnings (loss) from continuing operations
Basic	(0.01)	(0.01)	0.02	(0.10)	(0.11)	0.08
Diluted	(0.01)	(0.01)	0.02	(0.10)	(0.11)	0.08
Net earnings (loss)
Basic	(0.04)	(0.04)	0.01	(0.13)	(0.15)	0.05
Diluted	(0.04)	(0.04)	0.01	(0.13)	(0.15)	0.05
Weighted average number of common shares outstanding (millions)
Basic	230.4	230.4	229.6	230.3	230.3	229.5
Diluted	230.4	230.4	230.7	230.3	230.3	230.6

	Three months ended June 30			Six months ended June 30
CONSOLIDATED RETAINED EARNINGS	2006	2006	2005	2006	2006	2005
(In millions of Canadian dollars, unless otherwise noted)		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Retained earnings (deficit) at beginning of period	(39)	(43)	408	(18)	(19)	412
Net earnings (loss)	(8)	(9)	2	(29)	(33)	12
Dividends on common shares	—	—	(14)	—	—	(28)
Dividends on preferred shares	(1)	(1)	(1)	(1)	(1)	(1)

Retained earnings (deficit) at end of period	(48)	(53)	395	(48)	(53)	395

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

	June 30	June 30	December 31
CONSOLIDATED BALANCE SHEETS As at	2006	2006	2005
(In millions of Canadian dollars, unless otherwise noted)		(Unaudited)
	US$	$	$
	(NOTE 2)
Assets
Current assets
Cash and cash equivalents	84	94	83
Receivables	253	282	294
Inventories	561	626	715
Prepaid expenses	20	22	11
Income and other taxes receivable	14	15	16
Future income taxes	31	35	38

	963	1,074	1,157
Property, plant and equipment	3,073	3,426	3,634
Assets held for sale (NOTE 4)	21	24	—
Goodwill	82	91	92
Other assets	276	308	309

	4,415	4,923	5,192

Liabilities and shareholders’ equity
Current liabilities
Bank indebtedness	55	62	21
Trade and other payables	481	536	651
Income and other taxes payable	29	32	29
Long-term debt due within one year	2	2	2

	567	632	703
Long-term debt	1,950	2,174	2,257
Future income taxes	221	247	292
Other liabilities and deferred credits	282	314	331

Shareholders’ equity
Preferred shares	30	34	36
Common shares	1,602	1,786	1,783
Contributed surplus	13	14	14
Deficit	(48)	(53)	(19)
Accumulated foreign currency translation adjustments (NOTE 7)	(202)	(225)	(205)

	1,395	1,556	1,609

	4,415	4,923	5,192

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED FINANCIAL STATEMENTS

	Three months ended June 30			Six months ended June 30
CONSOLIDATED CASH FLOWS	2006	2006	2005	2006	2006	2005
(In millions of Canadian dollars, unless otherwise noted)		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Operating activities
Earnings (loss) from continuing operations	(3)	(3)	6	(22)	(25)	19
Non-cash items:
Amortization and write-down of property, plant and equipment	70	78	94	142	158	182
Future income taxes	(10)	(12)	(11)	(34)	(38)	(23)
Amortization of deferred gain	(2)	(2)	(1)	(3)	(3)	(2)
Closure and restructuring costs, excluding write-down of property, plant and equipment (NOTE 3)	17	19	8	20	22	14
Other	(1)	(1)	(3)	(7)	(7)	(7)

	71	79	93	96	107	183

Changes in working capital and other items
Receivables	(2)	(2)	12	(4)	(4)	(29)
Inventories	42	47	9	56	62	(58)
Prepaid expenses	3	3	(1)	(7)	(8)	(9)
Trade and other payables	(23)	(26)	(44)	(51)	(57)	(17)
Income and other taxes	(1)	(1)	—	4	4	(1)
Other	—	—	(7)	(5)	(5)	(17)
Payments of closure and restructuring costs	(38)	(42)	(13)	(49)	(55)	(27)

	(19)	(21)	(44)	(56)	(63)	(158)

Cash flows provided from operating activities of continuing operations	52	58	49	40	44	25

Cash flows used for operating activities of discontinued operations (NOTE 4)	(6)	(7)	(11)	(7)	(8)	(21)

Cash flows provided from operating activities	46	51	38	33	36	4

Investing activities
Additions to property, plant and equipment	(31)	(34)	(46)	(53)	(59)	(79)
Proceeds from disposals of property, plant and equipment	1	1	9	2	2	14
Other	—	—	1	(3)	(3)	(3)

Cash flows used for investing activities of continuing operations	(30)	(33)	(36)	(54)	(60)	(68)

Cash flows used for investing activities of discontinued operations (NOTE 4)	—	—	(1)	—	—	(1)

Cash flows used for investing activities	(30)	(33)	(37)	(54)	(60)	(69)

Financing activities
Dividend payments	(1)	(1)	(14)	(1)	(1)	(28)
Change in bank indebtedness	25	28	17	36	40	8
Change in revolving bank credit, net of expenses	(41)	(46)	21	(1)	(1)	190
Repayment of long-term debt	(1)	(1)	(1)	(1)	(1)	(90)
Common shares issued, net of expenses	1	1	1	2	2	4
Redemptions of preferred shares	—	—	(1)	(1)	(1)	(2)

Cash flows provided from (used for) financing activities of continuing operations	(17)	(19)	23	34	38	82

Cash flows provided from financing activities of discontinued operations (NOTE 4)	—	—	—	—	—	—

Cash flows provided from (used for) financing activities	(17)	(19)	23	34	38	82

Net increase (decrease) in cash and cash equivalents	(1)	(1)	24	13	14	17
Translation adjustments related to cash and cash equivalents	(3)	(3)	—	(3)	(3)	1
Cash and cash equivalents at beginning of period	88	98	46	74	83	52

Cash and cash equivalents at end of period	84	94	70	84	94	70

Cash and cash equivalents at end of period, related to:
Continuing operations	84	94	70	84	94	70
Discontinued operations	—	—	—	—	—	—

Cash and cash equivalents at end of period	84	94	70	84	94	70

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE I.

BASIS OF PRESENTATION
In the opinion of management, the accompanying unaudited interim consolidated financial statements, prepared in accordance with Canadian generally accepted accounting principles, contain all adjustments necessary to present fairly Domtar Inc.’s (Domtar) financial position as at June 30, 2006 and December 31, 2005, as well as its results of operations and its cash flows for the three months and six months ended June 30, 2006 and 2005.
     While management believes that the disclosures presented are adequate, these unaudited interim consolidated financial statements and notes should be read in conjunction with Domtar’s annual consolidated financial statements.
     These unaudited interim consolidated financial statements follow the same accounting policies as the most recent annual consolidated financial statements.
NOTE 2.

UNITED STATES DOLLAR AMOUNTS
The unaudited interim consolidated financial statements are expressed in Canadian dollars and, solely for the convenience of the reader, the 2006 unaudited interim consolidated financial statements and the tables of certain related notes have been translated into U.S. dollars at the June 2006 month-end rate of CAN$1.00 = US$0.8969. This translation should not be construed as an application of the recommendations relating to the accounting for foreign currency translation, but rather as supplemental information for the reader.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 3.

CLOSURE AND RESTRUCTURING COSTS
In 2005, Domtar’s management announced a series of targeted measures aimed at returning the Corporation to profitability. The plan included closures of the Cornwall and Ottawa, Ontario paper mills, the Grand-Remous and Malartic, Quebec sawmills, the sale of the Vancouver, British Columbia paper mill and cost-cutting initiatives. This workforce reduction and restructuring plan is in addition to the plans announced in 2004, which covered the Corporation’s paper and merchant operations in Canada and the United States. As at June 30, 2006, the balance of the provision was $50 million, which includes $42 million related to the Paper segment and $8 million related to the Wood segment. For the three months and six months ended June 30, 2006, the Paper segment incurred severance payments of $29 million and $39 million, respectively, a reversal of the provision of nil and $1 million, respectively, labor costs of $1 million and $3 million, respectively, and $3 million of other additions during the second quarter of 2006 were incurred, included in the table below. In addition, for the three months and six months ended June 30, 2006, the Paper segment incurred write-downs of $1 million of certain inventory items and spare parts to their net recoverable amounts, asset retirement obligations of $1 million and other closure related costs of $12 million and $13 million, respectively, and the Wood segment incurred other closure related costs of $1 million during the second quarter of 2006.
     In 2005, Norampac’s management decided to permanently shut down one paper machine at its Red Rock, Ontario containerboard plant and also decided to close three corrugated products plants located in Concord, Ontario, Montreal, Quebec and Buffalo, New York. As at June 30, 2006, the balance of the provision was nil, representing the Corporation’s proportionate share. For the three months and six months ended June 30, 2006, severance payments of nil and $2 million, respectively, and labor costs of nil and $1 million, respectively, were incurred, included in the table below.
     The following table provides a reconciliation of all closure and restructuring cost provisions:

	June 30	June 30	December 31
	2006	2006	2005
		(Unaudited)
	US$	$	$
	(NOTE 2)
Balance at beginning of period	76	85	37
Severance payments	(37)	(41)	(32)
Reversal of provision	(1)	(1)	(1)
Additions
Labor costs	4	4	71
Environmental costs	—	—	10
Other	3	3	—

Balance at end of period	45	50	85

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 4.

DISCONTINUED OPERATIONS
In November 2005, as part of the restructuring program, Domtar announced its intention to sell the Vancouver, British Columbia paper mill. Effective in the second quarter of 2006, the Vancouver paper mill was not sold and has been permanently closed. Considering the fact that its major product line will not continue to be sold, the Vancouver paper mill will no longer be included in the Paper segment but classified as a discontinued operation in the consolidated earnings and in the consolidated cash flows and the property, plant and equipment as held for sale in the consolidated balance sheets. The consolidated earnings and cash flows for the three months and six months ended June 30, 2005 have been restated for purposes of comparability with the basis of presentation adopted in the current period. Domtar expects to complete a sale transaction within the next year.
     The loss from discontinued operations of Vancouver paper mill is summarized as follows:

	Three months ended June 30			Six months ended June 30
	2006	2006	2005	2006	2006	2005
		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Sales	14	16	20	32	36	43

Loss from discontinued operations before income taxes	(8)	(9)	(6)	(11)	(12)	(10)
Income tax recovery	(3)	(3)	(2)	(4)	(4)	(3)

Loss from discontinued operations	(5)	(6)	(4)	(7)	(8)	(7)
Basic loss from discontinued operations per share (in dollars)	(0.03)	(0.03)	(0.01)	(0.04)	(0.04)	(0.03)
Diluted loss from discontinued operations per share (in dollars)	(0.03)	(0.03)	(0.01)	(0.04)	(0.04)	(0.03)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 5.

EARNINGS (LOSS) PER SHARE
The following table provides the reconciliation between basic and diluted earnings (loss) per share:

	Three months ended June 30			Six months ended June 30
	2006	2006	2005	2006	2006	2005
		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Earnings (loss) from continuing operations	(3)	(3)	6	(22)	(25)	19
Dividend requirements of preferred shares	1	1	1	1	1	1

Earnings (loss) from continuing operations applicable to common shares	(4)	(4)	5	(23)	(26)	18

Net earnings (loss)	(8)	(9)	2	(29)	(33)	12
Dividend requirements of preferred shares	1	1	1	1	1	1

Net earnings (loss) applicable to common shares	(9)	(10)	1	(30)	(34)	11
Weighted average number of common shares outstanding (millions)	230.4	230.4	229.6	230.3	230.3	229.5
Effect of dilutive stock options (millions)	—	—	1.1	—	—	1.1

Weighted average number of diluted common shares outstanding (millions)	230.4	230.4	230.7	230.3	230.3	230.6

Basic earnings (loss) from continuing operations per share (in dollars)	(0.01)	(0.01)	0.02	(0.10)	(0.11)	0.08
Diluted earnings (loss) from continuing operations per share (in dollars)	(0.01)	(0.01)	0.02	(0.10)	(0.11)	0.08

Basic earnings (loss) per share (in dollars)	(0.04)	(0.04)	0.01	(0.13)	(0.15)	0.05
Diluted earnings (loss) per share (in dollars)	(0.04)	(0.04)	0.01	(0.13)	(0.15)	0.05

The following table provides the securities that could potentially dilute basic earnings (loss) per share in the future but were not included in the computation of diluted earnings (loss) per share because to do so would have been anti-dilutive for the periods presented:

	June 30	June 30
	2006	2005

Number of shares
Options	4,872,495	4,890,136
Bonus shares	67,875	—
Rights	84,500	84,500

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 6.

RECEIVABLES
As at February 22, 2006, Domtar finalized a new three-year securitization agreement, which includes both U.S. and Canadian receivables. The maximum cash consideration that can be received from the sale of receivables under this new combined agreement is $222 million (US$190 million). As at June 30, 2006, the senior beneficial interest held by third parties amounted to $193 million (US$173 million) under this new securitization program compared to $163 million (US$140 million) as at December 31, 2005 under the old U.S. and Canadian accounts receivable programs.
NOTE 7.

ACCUMULATED FOREIGN CURRENCY
TRANSLATION ADJUSTMENTS

	June 30	June 30	December 31
	2006	2006	2005
		(Unaudited)
	US$	$	$
	(NOTE 2)
Balance at beginning of period	(184)	(205)	(190)
Effect of changes in exchange rates during the period:
On net investment in self-sustaining foreign subsidiaries	(76)	(85)	(69)
On certain long-term debt denominated in foreign currencies designated as a hedge of net investment in self-sustaining foreign subsidiaries	71	79	65
Future income taxes thereon	(13)	(14)	(11)

Balance at end of period	(202)	(225)	(205)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 8.

FINANCIAL INSTRUMENTS
FOREIGN CURRENCY RISK
In order to reduce the potential negative effects of a fluctuating Canadian dollar, Domtar has entered into various arrangements to stabilize anticipated future net cash inflows denominated in U.S. dollars. The following table provides the detail of the arrangements used as hedging instruments:

	June 30	December 31	June 30	December 31
	2006	2005	2006	2005
		(Unaudited)
	Average exchange rate		Contractual amounts
	(CAN$/US$)		(In millions of U.S. dollars)
Forward foreign exchange contracts
0 to 12 months	1.20	1.24	300	295
13 to 24 months	1.13	—	3	—
Currency options purchased
0 to 12 months	1.15	—	120	—
13 to 24 months	1.15	—	20	—
Currency options sold
0 to 12 months	1.22	—	20	—
13 to 24 months	1.22	—	20	—

Forward foreign exchange contracts are contracts whereby Domtar has the obligation to sell U.S. dollars at a specific rate.
     Currency options purchased are contracts whereby Domtar has the right, but not the obligation, to sell U.S. dollars at the strike rate if the U.S. dollar trades below that rate. Currency options sold are contracts whereby Domtar has the obligation to sell U.S. dollars at the strike rate if the U.S. dollar trades above that rate.
NOTE 9.

DEFINED BENEFIT PLANS AND
OTHER EMPLOYEE FUTURE BENEFIT PLANS

	Three months ended June 30			Six months ended June 30
	2006	2006	2005	2006	2006	2005
		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Net periodic benefit cost for defined benefit plans	13	14	11	26	29	20
Net periodic benefit cost for other employee future benefit plans	3	3	3	4	5	6

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 10.

SEGMENTED DISCLOSURES
Domtar operates in the four reportable segments described below. Each reportable segment offers different products and services and requires different technology and marketing strategies. The following summary briefly describes the operations included in each of Domtar’s reportable segments:
-	PAPERS – represents the aggregation of the manufacturing and distribution of business, commercial printing and publication, and technical and specialty papers, as well as pulp.

-	PAPER MERCHANTS – involves the purchasing, warehousing, sale and distribution of various products made by Domtar and by other manufacturers. These products include business and printing papers, graphic arts supplies and certain industrial products.

-	WOOD – comprises the manufacturing and marketing of lumber and wood-based value-added products and the management of forest resources.

-	PACKAGING – comprises the Corporation’s 50% ownership interest in Norampac, a company that manufactures and distributes containerboard and corrugated products.
Domtar evaluates performance based on operating profit, which represents sales, reflecting transfer prices between segments at fair value, less allocable expenses before financing expenses and income taxes.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
SECOND QUARTER 2006 (IN MILLIONS OF CANADIAN DOLLARS, UNLESS OTHERWISE NOTED)
NOTE 10. SEGMENTED DISCLOSURES (CONTINUED)

SEGMENTED DATA	Three months ended June 30			Six months ended June 30
OF CONTINUING OPERATIONS	2006	2006	2005	2006	2006	2005
		(Unaudited)			(Unaudited)
	US$	$	$	US$	$	$
	(NOTE 2)			(NOTE 2)
Sales
Papers	621	693	743	1,260	1,405	1,482
Paper Merchants	230	256	260	478	533	519
Wood	117	130	201	249	278	386
Packaging	145	162	170	283	315	330

Total for reportable segments	1,113	1,241	1,374	2,270	2,531	2,717
Intersegment sales — Papers	(61)	(68)	(68)	(135)	(151)	(139)
Intersegment sales — Wood	(12)	(13)	(38)	(25)	(28)	(72)
Intersegment sales — Packaging	(1)	(1)	(1)	(2)	(2)	(3)

Consolidated sales	1,039	1,159	1,267	2,108	2,350	2,503

Amortization and write-down of property, plant and equipment
Papers	51	57	69	104	116	136
Paper Merchants	—	—	1	1	1	2
Wood	8	9	11	15	17	22
Packaging	8	9	11	15	17	19

Total for reportable segments	67	75	92	135	151	179
Corporate	3	3	2	7	7	3

Consolidated amortization and write-down of property, plant and equipment	70	78	94	142	158	182

Operating profit (loss) from continuing operations
Papers	15	17	8	(1)	(1)	18
Paper Merchants	3	3	4	6	7	9
Wood	(9)	(10)	11	(13)	(15)	17
Packaging	14	16	11	24	27	24

Total for reportable segments	23	26	34	16	18	68
Corporate	—	—	3	2	2	7

Consolidated operating profit from continuing operations	23	26	37	18	20	75

NOTE 11.

COMPARATIVE FIGURES
To conform with the basis of presentation adopted in the current period, certain figures previously reported have been reclassified.